Exhibit 1A-6B

SOFTWARE SERVICES AGREEMENT

This Contract for Services is made effective as of July 1, 2015, by and between VERTRON CORPORATION ("Vertron") with a principal place of business at 468 N. Camden Drive, Suite 200, Beverly Hills, California 90210 and YOBI FUND CORPORATION ("Yobi Fund") located at 468 N. Camden Drive, Suite 200, Beverly Hills, CA 90210.

1. DEFINITIONS.

(a) "Software" means the computer programs and documentation listed and described in Schedule A attached to this Agreement.

(b) "Install" means placing the Software on a computer's hard disk, CD-ROM or other secondary storage device.

(c) "Use" means (i) executing or loading the Software into computer RAM or other primary memory, and (ii) copying the Software for archival or emergency restart purposes.

2. DESCRIPTION OF SERVICES. YOBI FUND retains VERTRON to modify and enhance the Software delivered under the “Software License Agreement” between VERTRON and YOBI FUND with the effective date of June 1, 2015. VERTRON will provide YOBI FUND the services described in the attached Exhibit A (collectively, the "Services").

3. PAYMENT. Payment shall be made to VERTRON CORPORATION, Beverly Hills, California 90210, in the amount of 3,500,000 shares of YOBI FUND Class A Common Stock upon executing this Contract.

4. TERM. This Contract will terminate automatically after one year from the effective date of this Agreement.

5. WORK PRODUCT OWNERSHIP. Any copyrightable works, ideas, discoveries, inventions, patents, software, products, or other information (collectively the "Work Product") developed in whole or in part by VERTRON in connection with the Services will be the exclusive property of VERTRON. Upon request, YOBI FUND will execute all documents necessary to confirm or perfect the exclusive ownership of VERTRON to the Work Product.

6. DELIVERABLES. VERTRON shall deliver to YOBI FUND all underlying source and compiled code, and any prepared documentation, for all web and mobile Software developed under this agreement.

7. MODIFICATIONS AND ENHANCEMENTS. Any Software created and delivered during the term of this Agreement would become Software covered under the existing “Software License Agreement” between VERTRON and YOBI FUND. VERTRON grants to YOBI FUND an unrestricted right to modify, enhance, or customize the Software in any matter it sees fit or deems necessary during the term of this Agreement. Any modifications or enhancements YOBI FUND make to any module or feature of the Software would no longer be supported by VERTRON.

8. DISTRIBUTION RIGHTS. VERTRON reserves all rights in the packaging and distribution of the Software. YOBI FUND shall not package, distribute, or resell the Software to any party.

9. CONFIDENTIALITY. VERTRON, and its employees, agents, or representatives will not at any time or in any manner, either directly or indirectly, use for the personal benefit of VERTRON, or divulge, disclose, or communicate in any manner, any information that is proprietary to YOBI FUND. VERTRON and its employees, agents, and representatives will protect such information and treat it as strictly confidential. This provision will continue to be effective after the termination of this Contract. Any oral or written waiver by YOBI FUND of these confidentiality obligations which allows VERTRON to disclose YOBI FUND's confidential information to a third party will be limited to a single occurrence tied to the specific information disclosed to the specific third party, and the confidentiality clause will continue to be in effect for all other occurrences.

Upon termination of this Contract, VERTRON will return to YOBI FUND all records, notes, documentation and other items that were used, created, or controlled by VERTRON during the term of this Contract.

10. WARRANTY. VERTRON shall provide its services and meet its obligations under this Contract in a timely and workmanlike manner, using knowledge and recommendations for performing the services which meet generally acceptable standards in VERTRON's community and region, and will provide a standard of care equal to, or superior to, care used by service providers similar to VERTRON on similar projects.

11. DEFAULT. The occurrence of any of the following shall constitute a material default under this Contract:

 a.           The failure to make a required payment when due.

 b.           The insolvency or bankruptcy of either party.

 c.           The subjection of any of either party's property to any levy, seizure, general assignment for the benefit of creditors, application or sale for or by any creditor or government agency.

 d.           The failure to make available or deliver the Services in the time and manner provided for in this Contract.

12. REMEDIES. In addition to any and all other rights a party may have available according to law, if a party defaults by failing to substantially perform any provision, term or condition of this Contract (including without limitation the failure to make a monetary payment when due), the other party may terminate the Contract by providing written notice to the defaulting party. This notice shall describe with sufficient detail the nature of the default. The party receiving such notice shall have 30 days from the effective date of such notice to cure the default(s). Unless waived in writing by a party providing notice, the failure to cure the default(s) within such time period shall result in the automatic termination of this Contract.

13. ARBITRATION. Any controversies or disputes arising out of or relating to this Contract shall be resolved by binding arbitration in accordance with the then-current Commercial Arbitration Rules of the American Arbitration Association. The parties shall select a mutually acceptable arbitrator knowledgeable about issues relating to the subject matter of this Contract. In the event the parties are unable to agree to such a selection, each party will select an arbitrator and the two arbitrators in turn shall select a third arbitrator, all three of whom shall preside jointly over the matter. The arbitration shall take place at a location that is reasonably centrally located between the parties, or otherwise mutually agreed upon by the parties. All documents, materials, and information in the possession of each party that are in any way relevant to the dispute shall be made available to the other party for review and copying no later than 30 days after the notice of arbitration is served. The arbitrator(s) shall not have the authority to modify any provision of this Contract or to award punitive damages. The arbitrator(s) shall have the power to issue mandatory orders and restraint orders in connection with the arbitration. The decision rendered by the arbitrator(s) shall be final and binding on the parties, and judgment may be entered in conformity with the decision in any Delaware court having jurisdiction. The agreement to arbitration shall be specifically enforceable under the prevailing arbitration law. During the continuance of any arbitration proceeding, the parties shall continue to perform their respective obligations under this Contract.

14. ENTIRE AGREEMENT. This Contract contains the entire agreement of the parties, and there are no other promises or conditions in any other agreement whether oral or written concerning the subject matter of this Contract. This Contract supersedes any prior written or oral agreements between the parties.

15. SEVERABILITY. If any provision of this Contract will be held to be invalid or unenforceable for any reason, the remaining provisions will continue to be valid and enforceable. If a court finds that any provision of this Contract is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision will be deemed to be written, construed, and enforced as so limited.

16. AMENDMENT. This Contract may be modified or amended in writing by mutual agreement between the parties, if the writing is signed by the party obligated under the amendment.

17. GOVERNING LAW. This Contract shall be construed in accordance with the laws of the State of Delaware.

18. NOTICE. Any notice or communication required or permitted under this Contract shall be sufficiently given if delivered in person or by certified mail, return receipt requested, to the address set forth in the opening paragraph or to such other address as one party may have furnished to the other in writing.

19. WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Contract shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Contract.

20. ATTORNEY'S FEES TO PREVAILING PARTY. In any action arising hereunder or any seperate action pertaining to the validity of this Agreement, the prevailing party shall be awarded reasonable attorney's fees and costs, both in the trial court and on appeal.

21. CONSTRUCTION AND INTERPRETATION. The rule requiring construction or interpretation against the drafter is waived. The document shall be deemed as if it were drafted by both parties in a mutual effort.

22. ASSIGNMENT. Neither party may assign or transfer this Contract without the prior written consent of the non-assigning party, which approval shall not be unreasonably withheld.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written. Darrell Hubbard, President for YOBI FUND CORPORATION, and Jeroen Hormes, President for VERTRON CORPORATION, effective as of the date first above written.

Service Recipient:
YOBI FUND CORPORATION

By:
Darrell Hubbard

Service Provider:
VERTRON CORPORATION

By:
Jeroen Hormes

EXHIBIT A

Vertron Corporation will provide full life-cycle web and mobile application development and related support services for all YOBI FUND requirements.

Included Software covered under this Agreement includes:

1.	Funding Portal Software for Buying and Selling Securities over a Distributed Communications Network

2.	Funding Portal iPhone and Android Mobile Applications Software

The following resources will be available to fulfill all obligations under this Agreement:

IT SUPPORT ROLE	Annual Rate	Units	TOTAL RATE
Project Manager	$100,000	1	$100,000
DBA	$125,000	1	$125,000
Business Analysts	$100,000	2	$200,000
Systems Analyst	$125,000	1	$125,000
Solutions Architect	$150,000	1	$150,000
Information Architect	$150,000	1	$150,000
Presentation Architect	$100,000	1	$100,000
Developers	$150,000	2	$300,000
Testing / QA	$75,000	2	$150,000

TOTAL ANNUALIZED SERVICES			$1,400,000